FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

April 27, 2005

Current Technology Reports Singapore Expansion

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF-L):

Current Technology Corporation reports that Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) will open a second ETG (ElectroTrichoGenesis) Treatment Center in Singapore this Quarter. Expansion plans confirm the success of the flagship ETG Treatment Center opened in the last Quarter of 2004 in Camden Medical Centre, Singapore’s premier medical office, wellness and preventative health facility. The new facility will be located in Singapore’s central business district, providing easy access for working professionals.

Gromark’s Medical Director Dr. Eugene Hong C.J. has been extensively interviewed on television and radio and in magazines and newspapers, increasing awareness of ETG’s safety and efficacy. For example, he was recently quoted in a lengthy article in The Business Times, Singapore’s leading business newspaper, stating “men and women alike are realizing that their balding problem may be hindering their performance, whether in the social sense, or in their jobs.” Recent coverage has also been obtained in, amongst others, the Singapore Tatler and Harper’s Bazaar.

“The Camden Medical Centre serves as both a commercial venue for ETG Treatments and a training facility for Asia. Expansion in Singapore, therefore, has more than local significance. It sets the stage for further expansion in the dynamic Asia Pacific region”, states CEO Robert Kramer.

About Gromark
In business for over 20 years and with strong regional business interests and networks throughout the Asia Pacific region, Gromark is based in Singapore. Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessey Asia. In recent years Gromark has evolved from general trading to a focus on health and beauty.

About Current Technology Corporation
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology Corporation holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA:
Rob Wyse
216-577–1184
rob @mediafirstpr.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: April 27, 2005